[RW HOLDINGS NNN REIT, INC. LETTERHEAD]

3090 Bristol Street, Suite 550

Costa Mesa, CA 92626

March 6, 2018

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Branch Chief, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RW Holdings NNN REIT

Form 10-K for the fiscal year ended December 31, 2016

Filed April 3, 2017

File No. 000-55776

Dear Mr. Telewicz:

This letter sets forth the responses of RW Holdings NNN REIT, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 22, 2017 (the “Comment Letter”), regarding the above-referenced filing with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Introductory Note: To facilitate the Staff’s review of the Company’s response to the comment below, Appendix A hereto summarizes each of the Company’s real property acquisitions during 2016 and 2017 and the information needed to calculate the significance of each of those acquisitions at specified points in time.

Further, below is a general summary of the requirements considered by the Company in connection with its assessment of the significance of each of its real property acquisitions:

Sections 2305.2 and 2340 of the Staff’s Financial Reporting Manual (“FRM”) generally require a registrant who has acquired a property subject to a triple net lease to provide full audited financial statements of the lessee or guarantor for the periods required by Rules 8-02 and 8-03 of Regulation S-X, if the acquisition results in a “significant” asset concentration. In FRM Section 2340, the Staff has indicated that “[a]n asset concentration is generally considered ‘significant’ if it exceeds 20% of the registrant’s assets as of its most recent balance sheet.” In FRM Section 2340, the Staff has instructed that registrants should consider significant asset concentration when preparing, among other filings, registration statements under the Securities Act of 1933 (“Securities Act registration statement”), an annual report on Form 10-K or a current report on Form 8-K filed in connection with a property acquisition.

Mr. Robert F. Telewicz, Jr., March 6, 2018

Where an acquired property is not subject to a triple-net lease, or where the asset concentration of an acquired property that is subject to a triple net lease and has a rental history is less than 20%, a company would generally be required to provide financial statements of the property pursuant to Rule 8-06 (or Rule 3-14, as applicable) if the property represented more than 10% of the company’s total assets at the time of acquisition. Any such financial statements are generally required to be included in a Form 8-K or an amendment thereto that is filed with the Commission within the time period specified in Item 9.01 thereof. See FRM Section 2310.3. In addition, such financial statements are also generally required to be included (or incorporated by reference) in each Securities Act registration statement filed with the Commission for each completed acquisition made during each year and subsequent interim period presented in the company’s financial statements included in the Securities Act registration statement. See FRM Section 2310.1. Notwithstanding the foregoing, where a registrant acquires a property that does not have a leasing history, such as a previously owner-occupied property, or a property that has a leasing history of less than three months, financial statements of the property are not required to be provided. See FRM Section 2330.10.

In the case of triple-net leased properties subject to Section 2340 of the FRM, significance is generally calculated as of the latest balance sheet date. See FRM Section 2340. For purposes of the acquisition of real estate operations for which financials statements would be required by Rule 8-06 of Regulation S-X, significance is generally calculated based on a company’s total assets at the latest audited fiscal year end. See FRM Section 2315.1. However, where a company is in a distribution period for a “blind pool” offering, significance is instead computed by comparing the company’s investment in the property to its total assets as of the acquisition date plus the proceeds (net of commissions) that are in good faith expected to be raised during the next 12 months. See FRM Section 2325.3.

Commencing in July 2016, the Company commenced a “blind pool” offering governed by Section 2325.3 of the FRM. The Company registered on Form S-11 100,000,000 shares at an initial selling price of $10.00 per share for a maximum of $1,000,000,000. The Company made projections of the expected raise from this blind pool offering. Since the Company’s sponsor had recently completed a blind pool intrastate offering of a similar asset class, the actual dollars raised in that offering were one of the factors that was considered when projecting the expected raise from this blind pool offering. Another factor was that the intrastate offering was for California residents only and this blind pool offering would be sold, subject to blue sky approvals, in additional states. The projected raise was revised on a periodic basis as information on actual sales became available. The information about the expected raise for the next twelve months is included in the Appendix.

Form 10-K for the year ended December 31, 2016

General

1.	Please tell us how you considered the need to provide audited financial statements of tenants that occupy properties purchased during 2017 or 2016 or audited financial statements of the operations of these properties. Please provide us with your significance test for all properties acquired in 2016 or 2017 in your response. Please refer to Rule 8-06 of Regulation S-X.

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Mr. Robert F. Telewicz, Jr., March 6, 2018

Response: Appendix A summarizes each of the properties acquired by the Company during 2016 and 2017 and the information needed to calculate the significance. The calculation of the significance on the acquisition date was calculated using the total assets at the end of the most recent prior quarterly period. Since the Company’s assets grew during each quarterly period the percentages disclosed would be greater than the actual percentages if they were calculated on the acquisition date because of the dollars raised during the period from the end of the most recent prior quarter end and the acquisition date. With respect to the 2016 and 2017 acquisitions:

Accredo (6/15/2016): In connection with the acquisition, the Company assumed a triple-net lease with respect to the property. As of the acquisition date of this property the Company’s total assets were $200,000. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 6.7% of the Company’s total assets (assuming $160.1 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements were required for this acquisition.

Walgreens (6/21/2016). In connection with the acquisition, the Company assumed a triple-net lease with respect to the property. As of the acquisition date of this property the Company’s total assets were $200,000. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 3.1% of the Company’s total assets (assuming $160.1 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements were required for this acquisition.

Dollar General Portfolio (11/4/2016): On November 4, 2016, the Company acquired a portfolio of six Dollar General properties pursuant to one purchase and sale agreement. Therefore, they are considered one acquisition. In connection with the acquisition, the Company assumed six triple-net leases with respect to these properties. The properties comprising the Dollar General portfolio represented approximately 39.3% of the Company’s total assets as of their acquisition date. However, using the significance test applicable to “blind pool” offerings during the distribution period, the Dollar General portfolio represented approximately 5.2% of the Company’s total assets (assuming $135.5 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements were required for this acquisition.

Dana (12/27/2016): In connection with the acquisition, the Company assumed a triple-net lease with respect to the property. This property represented approximately 46.0% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented 6.1% of the Company’s total assets (assuming $135.5 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements were required for this acquisition.

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Mr. Robert F. Telewicz, Jr., March 6, 2018

Northrup Grumman (3/7/2017): In connection with the acquisition, the Company assumed a triple-net lease with respect to the property. This property represented approximately 33.2% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 3.7% of the Company’s total assets (assuming $326.7 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition.

exp US Services (3/27/2017): In connection with the acquisition, the Company assumed a triple-net lease with respect to the property. This property represented approximately 16.8% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 1.9% of the Company’s total assets (assuming $326.7 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition

Harley (4/13/2017): This property was previously owner-occupied and, therefore, there was no prior rental history at the time of its acquisition by the Company. In connection with the acquisition, the Company entered into a triple-net lease with the original owner of the property. This property represented approximately 20.4% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 7.0% of the Company’s total assets (assuming $123.2 million of total offering proceeds by the end of the next 12 months). Because this property was a sale/leaseback with no prior rental history, no Rule 8-06 financial statements were required.

Wyndham and Williams Sonoma (6/22/2017): These two properties were purchased pursuant to one purchase and sale agreement. Therefore, there are considered one acquisition. In connection with the acquisition, the Company assumed the triple-net lease with respect to each property. The properties comprising this acquisition represented approximately 26.8% of the Company’s total assets as of their acquisition date. However, using the significance test applicable to “blind pool” offerings during the distribution period, the properties comprising this acquisition represented approximately 8.0% of the Company’s total assets (assuming $122.0 million of total offering proceeds by the end of the next 12 months). Because the acquisition’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition.

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Mr. Robert F. Telewicz, Jr., March 6, 2018

Omnicare (7/20/2017): In connection with the acquisition, the Company assumed a triple-net lease with the respect to the property. At the time of its acquisition, this property represented approximately 7.7% of the Company’s total assets as of its acquisition date. However, using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 3.4% of the Company’s total assets (assuming $122.0 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition.

EMCOR (8/29/2017): In connection with the acquisition, the Company assumed a triple-net lease with the respect to the property. At the time of its acquisition, this property represented approximately 6.5% of the Company’s total assets as of its acquisition date. However, using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 2.8% of the Company’s total assets (assuming $122.0 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition.

Fujifilm (9/28/2017): In connection with the acquisition, the Company assumed a triple-net lease with the respect to the property. At the time of its acquisition, this property represented approximately 31.3% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 13.7% of the Company’s total assets (assuming $122.0 million of total offering proceeds by the end of the next 12 months). Because the property’s significance exceeded 10% of the Company’s total assets based on the significance test for “blind pool” offerings, Rule 8-06 financial statements were required for this acquisition. A Form 8-K (Items 1.01, 2.01, 2.03 and 9.01) reporting, among other things, completion of this acquisition was filed with the Commission on October 4, 2017 and an amendment to such Form 8-K was filed with the Commission on December 14, 2017 to include the required Rule 8-06 financial statements under Item 9.01.

Husqvarna (11/30/2017): In connection with the acquisition, the Company assumed a triple-net lease with the respect to the property. At the time of its acquisition, this property represented approximately 9.7% of the Company’s total assets as of its acquisition date. However, using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 5.5% of the Company’s total assets (assuming $94.1 million of total offering proceeds by the end of the next 12 months). Because the property’s significance did not exceed 10% of the Company’s total assets based on the significance test for “blind pool” offerings, no Rule 8-06 financial statements or tenant financial statements are required for this acquisition.

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Mr. Robert F. Telewicz, Jr., March 6, 2018

AvAir (12/28/2017): This property was previously owner-occupied and, therefore, there was no prior rental history at the time of its acquisition by the Company. In connection with the acquisition, the Company entered into a new triple-net lease with the original owner of the property. This property represented approximately 22.2% of the Company’s total assets as of its acquisition date. Using the significance test applicable to “blind pool” offerings during the distribution period, this property represented approximately 12.6% of the Company’s total assets (assuming $94.1 million of total offering proceeds by the end of the next 12 months). Because this property was a sale/leaseback with no prior rental history, no Rule 8-06 financial statements were required. The Company filed a Form 8-K (Items 1.01, 2.01, 2.03 and 9.01) on January 5, 2018 to report, among other things, completion of the acquisition and to disclose in Item 9.01 thereof that the Company was not providing financial statements of the property because it did not have a prior leasing history.

* * * *

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 662-1097 with any questions or comments regarding this letter.

Very truly yours,

/s/ John H. Davis

John H. Davis
Chief Financial Officer

cc:	Harold Hofer – President and Chief Executive Officer
RW Holdings NNN REIT
Shelly A. Heyduk, Esq.
O’Melveny & Myers LLP

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Appendix A

Acquisition Summary (1)

Property	Acquisition Date	Property Investment	Total Assets at Latest Balance Sheet Date	Projected Raise in the Next 12 months	Total Assets at Latest Balance Sheet Date plus Projected Raise in the Next 12 months
2016 Acquisitions
Accredo	6/15/2016	$10,711,000	$200,000	$160,096,000	$160,296,000
Walgreens	6/21/2016	$5,020,000	$200,000	$160,096,000	$160,296,000
Dollar General Portfolio	11/4/2016	$8,077,390	$20,539,994	$135,529,000	$156,068,994
Dana	12/27/2016	$9,452,171	$20,539,994	$135,529,000	$156,068,994
2017 Acquisitions
Northrup Grumman	3/7/2017	$13,724,190	$41,302,560	$326,664,000	$367,966,560
exp US Services	3/27/2017	$6,924,854	$41,302,560	$326,664,000	$367,966,560
Harley	4/13/2017	$13,178,288	$64,744,946	$123,200,000	$187,944,946
Wyndham and Williams Sonoma	6/22/2017	$17,348,269	$64,744,946	$123,000,000	$187,944,946
Omnicare	7/20/2017	$7,324,370	$94,577,279	$122,000,000	$216,577,279
EMCOR	8/29/2017	$6,138,537	$94,577,279	$122,000,000	$216,577,279
Fujifilm	9/28/2017	$29,625,072	$94,577,279	$122,000,000	$216,577,279
Husqvarna	11/30/2017	$12,003,048	$123,252,056	$94,100,000	$217,352,056
AvAir	12/28/2017	$27,353,125	$123,252,056	$94,100,000	$217,352,056

Notes:

(1)	All of the leases for the acquired properties are triple-net leases.

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